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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                         SEC File Number 0-24285
                                                        CUSIP Number 762875 10 2

                              NOTIFICATION OF LATE FILING
                                  (Check One):


[X] Form 10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

                       For Period Ended: December 31, 1998

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                       For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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Part I--Registrant Information

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     Full Name of Registrant:      THE RICEX COMPANY

     Former Name if Applicable:    FOOD EXTRUSION, INC.

     Address of Principal Executive Office (Street and Number):

                           1241 Hawk's Flight Court
                      El Dorado Hills, California 95762
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Part II--Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.


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Part III--Narrative

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State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F,
11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant is unable to file its Annual Report on Form 10-KSB within the prescribed time period because the Company's auditors are delayed in completing the audited financial statements for the relevant fiscal year.

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Part IV--Other Information

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(1)  Name and telephone number of person to contact in regard to this notification

                               Gilles Attia, Esq.
                              Graham & James, LLP
                                400 Capitol Mall
                                   24th Floor
                          Sacramento, California 95814
                                 (916) 558-6700

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

     If so; attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                THE RICEX COMPANY
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      March 26, 1999          By: /s/ Daniel L. McPeak, Sr.
                                       --------------------------------
                                       Daniel L. McPeak, Sr., Chief Executive
                                       Officer and Chairman of the Board

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                    [PRICEWATERHOUSECOOPERS LLP LETTERHEAD]



Mr. Daniel L. McPeak, Sr.
Chairman and Chief Executive Officer
The RiceX Company
1241 Hawk's Flight Court
El Dorado Hills, California 95762

March 26, 1999

Dear Mr. McPeak:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated March 26, 1999.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of The RiceX Company on or before the date the Form 10-KSB of The RiceX Company for year ended December 31, 1998 is required to be filed.

Yours very truly,


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP